UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1 )*



                          United Transnet, Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                913100103

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     Delaware

              5   SOLE VOTING POWER

                  NONE

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       NONE

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     NONE   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

     TYPE OF REPORTING PERSON*
 12

     HC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       United Transnet, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       1080 Holcomb Bridge Road
       Building 200, Suite 140
       Roswell, GA 30076

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       913100103

Item 3   The person(s) filing is(are):

       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership
       N/A

Item 5   Ownership of 5% or Less of a Class: [X]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
       N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification







             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:    February 12, 1997

        Signatu  *Larry P. Clemmensen
        re:

        Name/Ti  Larry P. Clemmensen, President
        tle:

                 The Capital Group Companies, Inc.




        *By

               James P. Ryan
               Attorney-in-fact

Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on February 12, 1997 with respect to AAR Corporation.